November 15, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Katherine Bagley, Lilyanna Peyser, Patrick Kuhn and Lyn Shenk

Re:	Sweetgreen, Inc.

Registration Statement on Form S-1, as amended

(File No. 333-260472)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters, hereby join Sweetgreen, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1, as amended to date (File No. 333-260472) (the “Registration Statement”) to become effective on November 17, 2021, at 4:00 p.m. E.S.T., or as soon thereafter as may be practicable.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Ryan Cunn
Name: Ryan Cunn
Title: Managing Director
Goldman Sachs
Investment Banking Division

J.P. MORGAN SECURITIES LLC

By:	/s/ Joe Nassirian
Name: Joe Nassirian
Title: Vice President

[Signature Page to Acceleration Request]